SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. 6)

                             SEER TECHNOLOGIES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                              LEVEL 8 SYSTEMS, INC.

                               LIRAZ SYSTEMS LTD.

                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.

                         WCAS INFORMATION PARTNERS, L.P.

                            WCAS CAPITAL PARTNERS II
                 ----------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Shares, par value $0.01 per share

                         (Title of Class of Securities)

                                   815780 10 1
                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Arie Killman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                               New York, NY 10001
                                 (212) 244-1234
                 ----------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                    Copy to:

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

--------------------------------------------------------------------------------

         This statement is filed in connection with (check the appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.




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b.  |_|  The filing of a registration statement under the Securities Act of
         1933.
c.  |X|  A tender offer.
d.  |_|  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


Calculation of Filing Fee


--------------------------------------------------------------------------------
         Transaction valuation                      Amount of filing fee
--------------------------------------------------------------------------------
            $1,697,409 (1)                               $339.48 (2)
--------------------------------------------------------------------------------

(1) Calculated by multiplying $0.35, the per share tender offer price, by 4,849,739, the number of shares of common stock being sought in the tender offer.
(2)   Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $339.48

Form or Registration No.: 14D-1

Filing Party: Level 8 Systems, Inc.

Date Filed: February 1, 1999

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



                                 Amendment No. 6
                                 ---------------

     This Statement amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on February 1, 1999 (the "Schedule 13E-3"), by Level 8 Systems, Inc., a New York corporation ("Level 8" or the "Purchaser"), and Liraz Systems Ltd., an Israeli company ("Liraz"), in connection with the tender offer by Level 8 to purchase for $0.35 per share, net to the seller in cash, all the issued and outstanding common shares, par value $0.01 per share, (the "Shares") of Seer Technologies, Inc., a Delaware corporation ("Seer" or the "Company"), not already owned by Level 8 and Liraz, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1999, as supplemented by a Supplement dated April 8, 1999 (as so supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d)(1), (d)(2) and (d)(12) hereto, respectively.

     The undersigned hereby amend Items 2, 10, and 17 of their Schedule 13E-3 as hereinafter set forth.

Item 2.  Identity and Background.

     Item 2 is hereby amended as follows to add Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), WCAS Information Partners, L.P. ("Information Partners") and WCAS Capital Partners II ("Capital Partners" and collectively with WCAS VI and Information Partners, the "WCAS Partnerships") as filing persons. While the WCAS Partnerships have agreed to their inclusion as filing parties in this
Schedule 13E-3, the WCAS Partnerships do not believe that they are affiliates of the Purchaser or Liraz, nor do they believe that any of them are engaged in or is a participant in a "Rule 13e-3 transaction," as such term is defined in Rule 13e-3 under the Exchange Act. Other than the Agreement, the WCAS Partnerships have no agreements or understandings with Level 8 or Liraz with respect to the management of Seer, Level 8 or Liraz.

     (a)-(d) and (g) The information concerning the name, business address, principal business and the state or other place or organization of the WCAS Partnerships is set forth in "Schedule 3" of the Offer to Purchase and is incorporated herein by reference.

     (e) and (f)     During the last five years, the WCAS Partnerships, and to
the best knowledge of each of the WCAS Partnerships, the persons listed in
Schedule 3 of the Offer to Purchase have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation such laws.

Item 10. Interest in Securities of the Issuer.

     Item 10 is hereby amended to read in its entirety as follows.

     (a)-(b) The information set forth in the "Introduction"; "Special Factors - The Acquisition Agreement"; "The Tender Offer - Certain Information Concerning the Purchaser"; "Schedule 1"; "Schedule 2" and "Schedule 3" of the Offer to Purchase is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits

     Item 17 is hereby amended to add the following exhibits:


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



(c)(2) Amendment No. 1 to Agreement dated November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS dated April 7, 1999.

(d)(12)  Supplement to the Offer to Purchase dated April 8, 1999





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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1999        LEVEL 8 SYSTEMS, INC.


                            By:  /s/  Arie Kilman
                                 -----------------------------------------------
                                 Name:  Arie Kilman
                                 Title: Chairman of the Board and Chief
                                          Executive Officer


                            LIRAZ SYSTEMS LTD.


                            By:  /s/  Arie Kilman
                                 -----------------------------------------------
                                 Name:  Arie Kilman
                                 Title: Chairman of the Board and President


                            WELSH, CARSON, ANDERSON & STOWE VI, L.P.

                            By:  WCAS VI Partners, L.P., General Partner


                            By:  /s/  Laura Van Buren
                                 -----------------------------------------------
                                 General Partner


                            WCAS INFORMATION PARTNERS, L.P.

                            By:  WCAS INFO Partners, L.P.


                            By:  /s/  Laura Van Buren
                                 -----------------------------------------------
                                 Attorney-in-Fact


                            WCAS CAPITAL PARTNERS II


                            By:  /s/  Laura Van Buren
                                 -----------------------------------------------
                                 General Partner



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


                               13E-3 EXHIBIT INDEX

Exhibit                     Description
-------                     -----------

(a)       None
(b)(1) Preliminary Due Diligence Report dated August 13, 1998 prepared by Burton Grad Associates, Inc.*+
(c)(1) Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
          Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.
(c)(2) Amendment No. 1 to Agreement dated November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS dated April 7, 1999.
(d)(1)    Offer to Purchase dated February 1, 1999*
(d)(2)    Letter of Transmittal*
(d)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(d)(4)    Letter To Our Clients*
(d)(5)    Notice of Guaranteed Delivery*
(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(d)(7)    Press Release dated February 1, 1999*
(d)(8)    Supplement to the Offer to Purchase dated February 24, 1999*
(d)(9)    Press Release dated March 2, 1999*
(d)(10)   Press Release dated March 16, 1999*
(d)(11)   Press Release dated March 26, 1999*
(d)(12)   Supplement to the Offer to Purchase dated April 8, 1999
(e)       None
(f)       None
-------------------------------
*  Previously filed.
+ Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted portions have been separately filed with the Commission.


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